FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005
Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS
Item

1	Material Fact dated April 28, 2005, informing of (i) the publication of Grupo Santander’s quarterly results from 2004 on their website, and (ii) an informative session to take place on May 4, 2005, which will be accessible via the company’s website.

2	Presentation dated April 28, 2005, entitled, “Business Areas: Restatement of 2004 accounts under IFRS criteria.”

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Item 1

MATERIAL FACT

Banco Santander Central Hispano, S.A. hereby notifies that it has today sent to the National Securities Market Commission (CNMV) the quarterly consolidated earnings statements for Grupo Santander corresponding to the 2004 financial year expressed according to the IFRS, together with and explanatory presentation. This document is available on the corporate website (www.gruposantander.com), under section “IFRS Impact on Grupo Santander”.

On May 4, 2005 at 16:00 hours (Madrid time) a detailed presentation of these accounts will be given via webcast. The presentation will be given in Spanish, with simultaneous translation into English. Free access to the webcast is via connection to the “IFRS Impact on Grupo Santander 2004” section of the corporate website.

Boadilla del Monte (Madrid), 28 April, 2005

Boadilla del Monte, (Madrid), 28 April, 2005

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Item 2

BUSINESS AREAS

Restatement of 2004 accounts under IFRS criteria

April 28th, 2005

Grupo Santander

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2

2004 quarterly financial data restated in accordance to IFRS and under the new segment structure of the Group. The data has not been audited, therefore changes may occur.

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Index		3

Introduction

Changes in criteria and definition of new segments of Grupo Santander

2004 Data restated. Results

—	Group

—	Principal segments (geographical)

—	Secondary segments (by business)

2004 Data restated. Activity

—	Group

—	Principal segments (geographical)

December 2004 Data restated. Balance sheet

—	Group

—	Principal segments (geographical)

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Business areas	4

Approval of IAS necessarily introduces changes in the financial statements of the business areas by:

–	Modifying general accounting principles

–	Changes in reporting (income statement and balance sheet)

Additionally, IAS 14 regulates specific aspects of the business areas, such as:

–	Area’s definition

–	Disclosure levels

From now on auditing of business areas is mandatory

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IAS 14	5

Mandatory information by segments

Goal: Ease business comprehension, its risks and returns

Mandatory for listed companies

Two segments of information: principal and secondary

IAS 14 differentiates between business and geographical segments

The company must define in accordance to the nature and origin of risks and returns if the principal format corresponds to either business or geographical segments

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IAS 14	6

Provides the basis for identifying reportable segments

Segments with revenues or assets or income > 10% of the total

The sum of the reported segments must be > 75% of the operating revenues of the consolidated Group

Defines the minimum information required by segment

Segmented information must be reported according to the same accounting criteria as the consolidated Group

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Index	7

Introduction

Changes in criteria and definition of new segments of Grupo
Santander

2004 Data restated. Results

–	Group

–	Principal segments (geographical)

–	Secondary segments (by business)

2004 Data restated. Activity

–	Group

–	Principal segments (geographical)

December 2004 Data restated. Balance sheet

–	Group

–	Principal segments (geographical)

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Summary of Changes in Grupo Santander	8

Main modifications are focused in:

1.	Changes in general accounting principles according to the established principles in the IFRS

2.	In accordance to the new norms, some internal criteria have been modified so as to enable a better identification of the risks and returns relative to each business

3.	Change in the definition and composition of segments (business map). Principal and secondary segments

	–	The new segments reflect the incorporation of Abbey

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1.	General accounting changes in accordance to the established	9
principles of IFRS (I)

The International Financial Reporting Standards (IFRS) came into force in Spain on January 1, 2005 and must be applied by the groups of listed companies.

As a result, in order to interpret appropriately the financial statements presented in this document, the accounting principles described in Note 1 of the latest annual statements drawn up by Grupo Santander must be taken into account, and the changes which are now indicated. The figures for 2004 have been restated retroactively using the new criteria, but have not yet been audited.

Financial commissions	Commissions for the opening of credits and loans, which are not directly incurred by the formalisation of operations, must be accrued over the life of the operation, as one more component of the effective return of a credit or loan, however, limited amounts are recorded in Other operating income at the time of collection. Until now, these commissions were fully reflected in the income statement once the operation was approved

Operations with derivatives	Under the IFRS, all derivative products have to be valued on the basis of their fair value which, whenever possible, should be their market value, recording, as a general rule, the changes in value in the income statement. Previously, all that could be recorded were the changes in value if they were derivatives contracted in organised markets. Otherwise, if the valuation showed potential losses, they were reflected in results and if they were potential profits they could not be recorded until their effective materialisation or be offset with capital losses in instruments of the same currency.

Available-for- sale financial assets	The new rules create a portfolio that is very similar to the previous portfolio of ordinary investment. The basic difference in the treatment, as regards the previous regulations, is that the changes in the fair value of assets classified in this portfolio must be registered, both negative and positive ones, in the company’s equity. When these changes in value occur, they are recorded in the income statement. The previous rules were similar but only in regards to the allowance for capital losses.

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1.	General accounting changes in accordance to the established principles of IFRS (II)	10

Loan – loss provisions	The new rules establish an impairment test for all assets. The Bank of Spain introduces a provision for inherent losses, which are those that all risk operations contracted by the entity have from the time they are granted. This new provision replaces the previous generic and statistical provisions. There are also maximum and minimum provision limits and a mechanism for annual allowance which takes into account, on the one hand, the change in the credit during the year and, on the other, the specific provisions made during the year for specific doubtful loans

Pension funds	The new rules mean the so-called “focus of the fluctuation band” can be applied to actuarial gains and losses, deferring the recording in results by up to five years of differences that exceed 10% of the commitments. This focus is also applied to the deficit that arose in 2000 as a result of implementing the regulations issued in 1999 and which had to be amortised in 10 years, as long as this deficit is within the 10% fluctuation band

Goodwill	Until now, goodwill had to be amortised systematically over a period which could last 20 years. Under the new rules goodwill stops being amortised and must be submitted, at least annually, to an impairment test to determine if it continues to maintain its value, or whether the eventual deterioration should be recorded against the income statement

Trading of treasury stocks	Under the IFRS the results from the trading of treasury stock are recorded as changes in net equity and their value remains fixed at the cost of acquisition. Under the previous rules the results were recorded in the income statement

Preferred securities	The cost of some capital instruments, such as preferred shares, which have a regular contractual remuneration, is now recorded as a financial cost. Previously, this cost was attributed to minority interests

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1.	General accounting changes in accordance to the established principles of IFRS (III)	11

Consolidation perimeter	Until now, in the consolidated financial statements of groups of credit entities only financial entities and companies that conducted banking activity or were mere investment companies consolidated by the global integration method. In addition, insurance companies and others whose activity had nothing to do with financial activity, such as industrial, commercial or real estate firms, consolidated by the equity method.

The IFRS broadens the perimeter of consolidation to all companies that are part of the group where management control is exercised. The results corresponding to the activity conducted by the Group’s insurance companies are globally consolidated in the income statement. The operating income contributed by the rest of the non-financial consolidated companies are grouped in “Income from non-financial services” and “Non-financial expenses”. Lastly, the results contributed by companies that are not consolidated, over which there is a significant influence in their management, are recorded as “Income from companies accounted for by the equity method”.

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2.	Modification of internal criteria	12

Centralised costs	Although the principle of applying to each unit the costs of central services incurred by them for the support and control is maintained, corporate and institutional costs related to the functioning of the Group are excluded. These are recorded in Financial Management and Equity Stakes. Until now, these costs were attributed to all businesses. On the other hand, the costs related to projects underway, mainly spending on IT systems, which were not of a corporate nature have been applied to the corresponding business

Allowances and country-risk	Both the risk as well as its allowance are applied to the business area responsible for its management and where the net revenues of these operations are reflected. Only those intra-group operations which maintain the allowances, but without accounting risk, continue to be recorded, as before, in Financial Management and Equity Stakes

Pension allowances	The general principle is that each business assumes the cost for this concept, both the normal allowances as well as that of possible deficits. The only exception relates to the amortisation derived from the initial deficit that surpasses the corridor. In these cases, as the aforementioned amortisation occurred because of a corporate decision by the Group, and provided it happens within five years and with the limit of the initial deficit, its cost will be assumed by Financial Management and Equity Stakes

Shareholders’ equity	In line with the calculation and use in the Group of the economic capital management, the adjustment for regulatory capital maintained until now has been eliminated. This means that each business maintains the shareholders’ equity it manages and only in those cases where this figure is higher than the economic capital will its use above this level be penalised. On the contrary, no payment will be made to the business

Breakdown of savings and investment and treasury products	More uniform corporate criteria has been established to distribute revenues amongst network / “industry” and network / treasuries

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3.	Definition of operative areas at the principal level (geographical)	13

The activity of the Group’s operating units is segmented geographically. This vision coincides with the Group’s first level of management and reflects our positioning in three main currency areas. In addition, information is provided on the most representative management units in each one of them. The reported segments are:

Continental Europe [1]	This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of Abbey. Given the importance and specific weight of some of these units, the financial information of the Santander Central Hispano Network, Banesto, Portugal and Santander Consumer has been maintained.

United Kingdom (Abbey)	This covers all of Abbey’s businesses, mainly focused on retail banking and insurance in the UK

Latin America	This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in International Private Banking, as an independent and globally managed unit. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also set out.

1.- Small units outside the three main geographic areas, whose importance relative to total business is not significant and which are extensions of the main spheres, are included in Continental Europe (i.e.: wholesale branches in the world).

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3.	Business map. Principal level	14

Principal level: geographical and detail by principle management units

Continental Europe*	United Kingdom	Latin America	Financial Mgmt & Equity Stakes

100% of operating business areas

Com. SAN	Abbey	Brazil
Banesto		Mexico
Portugal		Chile
Consumer
Rest of countries
Other activities**		BPI

And:	Spain pro forma (Web)

Note: In boxes, public information to be disclosed (income statement and balance sheet)

(*)	Includes small units such as London and New York branches
(**)	Includes Banif, Asset Management and Insurance and Global Wholesale Banking

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3.	Definition of operative areas at the secondary level (by business)	15

This segments the activity of the operating units by the type of business. Information on the main sub segments of each unit is also provided. The reported segments are:

Retail banking	This covers all customer banking businesses (except those of Corporate Banking which are managed globally throughout the world via a specific customer relations model developed by the Group over the last few years). Because of the relative importance of this business in total activity, details are provided by both geographic areas (continental Europe, UK-Abbey and Latin America) as well as in the main countries. The results of the hedging positions in each country are also included, done within the sphere of each one’s Assets and Liabilities Committee

Asset Management and Insurance	This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. Except for pension fund management entities in Latin America which have their own distribution, the Group uses, and remunerates through agreements, the retail networks for placement of these products. This means that the result recorded in this business is net of the gross income minus the distribution cost (which is reflected by the aforementioned remuneration).

Global Wholesale Banking	This business reflects the returns from Global Corporate Banking, Investment Banking and Markets throughout the world, including all treasuries with global management, both for trading as well as distribution to customers, (always after the distribution with Retail Banking customers), and equities business.

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3.	Business map. Secondary level	16

Principal level	Continental Europe	United Kingdom (Abbey)	Latin America	Financial Mgmt & Equity Stakes

100% of operating business areas

Retail Banking

Secondary segment: by business areas	Retail Continental Europe	Retail United Kingdom (Abbey)	Retail Latin America

	Retail Spain		Retail Brazil
	Retail Portugal		Retail Mexico
Retail Chile

Asset Management and Insurance

Global Wholesale Banking

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3.	Definition of Financial Management & Equity Stakes	17

Financial Management & Equity Stakes	As well as these operating units, which cover everything by geographic area and businesses, the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management related to the structural exchange rate position and the structural interest rate risk of the parent bank, as well as management of liquidity, and of shareholders’ equity through issues and securitisations. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates the amortisation of goodwill but not, as previously stated, the costs related to the Group’s central services apart from superstructure costs.

The sum of the amounts of the geographic operating areas (principal segment) is equal to the sum of the amounts of the business operating areas (secondary segment). Adding up to one total or the other the amount of the area of Financial Management and Equity Stakes, the total for the Group is reached.

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In summary	18

All the changes imply modifications upon the published financial data of business areas in 2004. Noteworthy are the following:

Accounting changes derived from applying the new IFRS criteria, which affect all areas and segments (in line with the impacts already explained for the whole of the Group). In example: fees, valuation of derivatives, etc.

From modification of internal criteria:

–	Which affect a segment. For example: in Latin America general costs of the Division are distributed and allocated by countries whereas before they were reflected under a “Rest of Latin America”

–	Which affect several segments.

• Most of them have Financial Management and Equity Stakes as a counterpart for the changes occurring in other operative areas. For example: allocating country-risk to the operative area where it originates (prior it was allocated to Financial Management and Equity Stakes); superstructure costs are now allocated in their totality to Financial Management and Equity Stakes whereas before they were imputed to operative areas; new capital allocation and capital remuneration where Financial Management and Equity Stakes acts as a holding for the Group.

• Changes that affect retail banking and global segments. Specifically, the homogenisation in the breakdown of revenues between the “producer” (asset management / treasury) and the retail network of products sold to customers.

From changes in the business areas perimeter which imply changes in the assignation of results of different units and/or clients between retail banking, asset management and insurance and global wholesale banking. Noteworthy:

–	Increase of the perimeter consolidated in Global Wholesale Banking after incorporating the totality of the business of the clients which are classified as global and the treasury activity of Latin American countries

–	Asset management and Insurance has foreclosed from its activity the business generated by the private banking specialised units (previously in the Asset Management and Private Banking business area). This independent units now integrate in retail banking (Banif in Retail Continental Europe; International Private Banking (BPI) in Retail Latin America).

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Index		19

Introduction

Changes in criteria and definition of new segments of Grupo Santander

2004 Data restated. Results

–	Group

–	Principal segments (geographical)

–	Secondary segments (by business)

2004 Data restated. Activity

–	Group

–	Principal segments (geographical)

December 2004 Data restated. Balance sheet

–	Group

–	Principal segments (geographical)

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Total Group. Income Statement Euro Million					20

	2004

	Q1	Q2	Q3	Q4	2004
Net interest income (w/o dividends)	1,798.5	1,821.4	1,844.2	1,908.2	7,372.3
Dividends	44.6	197.2	103.3	44.0	389.0
Net interest income	1,843.1	2,018.6	1,947.5	1,952.2	7,761.3
Income from companies accounted for by the equity me	125.3	81.7	132.5	109.5	449.0
Net fees	1,101.6	1,174.2	1,141.7	1,165.2	4,582.8
Insurance activity	31.5	45.6	40.7	43.6	161.4
Commercial revenue	3,101.5	3,320.1	3,262.4	3,270.5	12,954.5
Gains (losses) on financial transactions	318.1	325.0	265.5	192.2	1,100.7
Gross operating income	3,419.5	3,645.2	3,527.9	3,462.7	14,055.2
Income from non-financial services	88.8	101.8	77.2	80.1	347.8
Non-financial expenses	(38.4)	(42.8)	(32.0)	(32.0)	(145.2)
Other operating income	(17.9)	(9.2)	(20.8)	(15.0)	(62.9)
Operating costs	(1,833.5)	(1,866.6)	(1,868.9)	(1,964.4)	(7,533.4)
General administrative expenses	(1,633.5)	(1,657.3)	(1,660.3)	(1,743.7)	(6,694.7)
Personnel	(1,016.7)	(1,037.6)	(1,047.9)	(1,133.7)	(4,236.0)
Other administrative expenses	(616.7)	(619.7)	(612.3)	(609.9)	(2,458.7)
Depreciation and amortisation	(200.0)	(209.3)	(208.6)	(220.8)	(838.7)
Net operating income	1,618.6	1,828.3	1,683.4	1,531.3	6,661.6
Impairment loss on assets	(365.9)	(472.4)	(496.4)	(508.8)	(1,843.4)
Net loan loss provisions	(328.1)	(436.4)	(471.1)	(337.2)	(1,572.8)
Goodwill	(2.4)	0.0	0.0	(135.8)	(138.2)
Other assets	(35.3)	(36.0)	(25.3)	(35.8)	(132.4)
Other income	(100.1)	(5.5)	48.3	(179.6)	(236.9)
Income before taxes [ordinary]	1,152.6	1,350.4	1,235.4	842.9	4,581.3
Corporate income tax	(189.1)	(230.8)	(196.1)	19.2	(596.8)
Net income from ordinary activities	963.5	1,119.6	1,039.3	862.1	3,984.5
Net income from discontinued operations	2.2	1.2	2.1	6.2	11.7
Net consolidated income [ordinary]	965.8	1,120.8	1,041.4	868.3	3,996.2
Minority interests	110.2	89.3	93.7	97.2	390.4
Attributable income to the Group [ordinary]	855.6	1,031.5	947.7	771.1	3,605.9
Net extraordinary gains and writedowns	0.0	359.0	472.2	(831.3)	0.0
Attributable income to the Group	855.6	1,390.5	1,419.9	(60.2)	3,605.9

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Indice		21

Introduction

Changes in criteria and definition of new segments of Grupo Santander

2004 Data restated. Results

–	Group

–	Principal segments (geographical)

–	Secondary segments (by business)

2004 Data restated. Activity

–	Group

–	Principal segments (geographical)

December 2004 Data restated. Balance sheet

–	Group

–	Principal segments (geographical)

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Operating Business Areas. Income Statement Euro Million	22
	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	1,995.0	2,054.1	2,095.1	2,140.2	8,284.3
Income from companies accounted for by the equity method	15.2	4.6	8.7	8.7	37.3
Net fees	1,109.3	1,177.8	1,152.1	1,155.2	4,594.5
Insurance activity	32.3	46.5	41.5	44.4	164.8
Commercial revenue	3,151.9	3,283.0	3,297.4	3,348.6	13,080.8
Gains (losses) on financial transactions	247.4	216.8	180.1	218.3	862.5
Gross operating income	3,399.3	3,499.8	3,477.4	3,566.9	13,943.3
Income from non-financial services (net) and other operating inc.	37.3	53.5	30.0	36.2	157.1
General administrative expenses	(1,565.4)	(1,578.3)	(1,591.9)	(1,659.3)	(6,394.9)
Personnel	(982.3)	(996.8)	(1,003.6)	(1,060.4)	(4,043.0)
Other administrative expenses	(583.1)	(581.6)	(588.3)	(598.9)	(2,351.8)
Depreciation and amortisation	(192.4)	(199.2)	(200.1)	(209.1)	(800.8)
Net operating income	1,678.8	1,775.7	1,715.5	1,734.7	6,904.7
Net loan-loss provisions	(330.9)	(413.7)	(426.2)	(367.4)	(1,538.2)
Other income	(57.4)	0.5	(17.4)	(209.2)	(283.5)
Income before taxes	1,290.6	1,362.5	1,271.9	1,158.1	5,083.1

Net income from ordinary activities	985.8	1,049.1	983.5	903.0	3,921.4

Net consolidated income	988.1	1,050.3	985.6	909.2	3,933.2

Attributable income to the Group	906.9	975.8	913.5	833.4	3,629.6

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Continental Europe. Income Statement Euro Million	23
	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	1,191.0	1,230.7	1,252.8	1,281.9	4,956.4
Income from companies accounted for by the equity method	13.8	4.1	6.8	8.1	32.8
Net fees	726.8	766.6	732.6	729.6	2,955.7
Insurance activity	16.4	25.5	22.5	22.4	86.7
Commercial revenue	1,948.0	2,027.0	2,014.7	2,042.0	8,031.7
Gains (losses) on financial transactions	62.2	137.5	82.0	122.7	404.4
Gross operating income	2,010.2	2,164.4	2,096.6	2,164.7	8,436.0
Income from non-financial services (net) and other operating inc.	51.8	60.7	46.2	47.3	206.0
General administrative expenses	(879.5)	(895.0)	(897.0)	(926.6)	(3,598.2)
Personnel	(611.5)	(619.8)	(623.7)	(646.8)	(2,501.8)
Other administrative expenses	(268.0)	(275.2)	(273.3)	(279.8)	(1,096.4)
Depreciation and amortisation	(123.1)	(125.7)	(127.6)	(137.8)	(514.2)
Net operating income	1,059.4	1,204.4	1,118.2	1,147.7	4,529.7
Net loan-loss provisions	(248.8)	(317.8)	(331.4)	(316.5)	(1,214.5)
Other income	(43.3)	(9.9)	(11.4)	(33.7)	(98.2)
Income before taxes	767.2	876.7	775.5	797.5	3,217.0

Net income from ordinary activities	549.4	618.5	560.1	543.8	2,271.7

Net consolidated income	549.4	618.5	560.1	543.8	2,271.7

Attributable income to the Group	519.2	586.2	537.9	516.3	2,159.5

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Santander Central Hispano Network. Income Statement Euro Million	24

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	471.7	465.8	471.7	494.6	1,903.8
Income from companies accounted for by the equity method	0.0	0.0	0.0	0.0	0.0
Net fees	358.2	376.3	362.0	386.9	1,483.4
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	829.9	842.1	833.7	881.5	3,387.2
Gains (losses) on financial transactions	28.1	48.9	28.0	41.7	146.7
Gross operating income	858.0	891.0	861.7	923.2	3,533.9
Income from non-financial services (net) and other operating inc.	0.7	5.1	1.9	0.5	8.1
General administrative expenses	(370.0)	(372.5)	(370.8)	(378.7)	(1,492.0)
Personnel	(283.7)	(283.7)	(283.3)	(289.9)	(1,140.6)
Other administrative expenses	(86.3)	(88.8)	(87.4)	(88.8)	(351.4)
Depreciation and amortisation	(64.3)	(64.3)	(64.2)	(64.2)	(257.0)
Net operating income	424.4	459.2	428.6	480.7	1,793.0
Net loan-loss provisions	(112.5)	(139.9)	(135.1)	(154.9)	(542.5)
Other income	(3.6)	(2.8)	(2.1)	(2.3)	(10.8)
Income before taxes	308.3	316.5	291.4	323.5	1,239.7

Net income from ordinary activities	221.3	228.1	209.4	232.9	891.7

Net consolidated income	221.3	228.1	209.4	232.9	891.7

Attributable income to the Group	221.3	228.0	209.4	232.8	891.4

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Banesto. Income Statement	25
Euro Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	247.8	248.1	255.4	260.6	1,011.9
Income from companies accounted for by the equity method	10.1	0.1	2.5	2.4	15.1
Net fees	125.5	131.0	132.4	130.6	519.6
Insurance activity	5.4	5.4	3.7	6.2	20.7
Commercial revenue	388.8	384.6	394.0	399.8	1,567.2
Gains (losses) on financial transactions	25.7	20.2	16.8	25.4	88.2
Gross operating income	414.5	404.8	410.8	425.2	1,655.4
Income from non-financial services (net) and other operating inc.	46.0	52.9	42.6	44.9	186.4
General administrative expenses	(191.3)	(193.4)	(194.8)	(197.1)	(776.6)
Personnel	(140.8)	(142.0)	(143.1)	(144.5)	(570.4)
Other administrative expenses	(50.5)	(51.3)	(51.7)	(52.7)	(206.2)
Depreciation and amortisation	(24.4)	(25.8)	(24.7)	(31.2)	(106.2)
Net operating income	244.7	238.5	233.9	241.8	959.0
Net loan-loss provisions	(33.6)	(37.9)	(40.8)	(46.3)	(158.7)
Other income	(9.2)	19.4	(9.1)	(40.7)	(39.6)
Income before taxes	202.0	219.9	184.0	154.8	760.7

Net income from ordinary activities	131.5	149.5	124.9	96.4	502.3

Net consolidated income	131.5	149.5	124.9	96.4	502.3

Attributable income to the Group	105.4	119.1	106.0	71.4	401.9

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Santander Consumer. Income Statement	26
Euro Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	229.6	258.6	282.6	298.9	1,069.7
Income from companies accounted for by the equity method	3.7	4.1	4.3	5.6	17.7
Net fees	49.5	56.2	45.7	14.5	165.9
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	282.7	318.9	332.6	319.1	1,253.3
Gains (losses) on financial transactions	(8.3)	29.5	(0.8)	0.4	20.7
Gross operating income	274.4	348.3	331.8	319.5	1,274.0
Income from non-financial services (net) and other operating inc.	8.1	5.8	5.2	5.0	24.2
General administrative expenses	(102.1)	(111.2)	(114.4)	(121.5)	(449.1)
Personnel	(47.8)	(52.3)	(54.7)	(59.5)	(214.3)
Other administrative expenses	(54.3)	(58.8)	(59.6)	(62.0)	(234.8)
Depreciation and amortisation	(8.0)	(8.6)	(10.7)	(12.3)	(39.6)
Net operating income	172.5	234.4	212.0	190.6	809.5
Net loan-loss provisions	(79.6)	(88.4)	(69.9)	(76.7)	(314.5)
Other income	(3.7)	(8.9)	(3.7)	0.1	(16.3)
Income before taxes	89.2	137.1	138.4	114.0	478.6

Net income from ordinary activities	63.1	98.9	96.9	74.2	333.2

Net consolidated income	63.1	98.9	96.9	74.2	333.2

Attributable income to the Group	62.6	99.6	96.8	74.1	333.1

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Portugal. Income Statement	27
Euro Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	142.5	164.5	152.6	145.8	605.4
Income from companies accounted for by the equity method	0.0	0.0	0.0	0.0	0.0
Net fees	65.0	69.9	70.6	70.5	276.0
Insurance activity	4.3	4.0	3.5	4.4	16.2
Commercial revenue	211.9	238.4	226.7	220.7	897.7
Gains (losses) on financial transactions	22.5	(16.4)	16.8	7.9	30.8
Gross operating income	234.4	222.0	243.5	228.7	928.5
Income from non-financial services (net) and other operating inc.	(2.9)	(2.5)	(2.9)	(2.5)	(10.7)
General administrative expenses	(107.0)	(105.5)	(106.9)	(108.1)	(427.4)
Personnel	(69.7)	(70.7)	(71.5)	(69.3)	(281.1)
Other administrative expenses	(37.2)	(34.9)	(35.4)	(38.8)	(146.3)
Depreciation and amortisation	(13.2)	(14.0)	(15.2)	(16.9)	(59.3)
Net operating income	111.3	100.0	118.6	101.3	431.1
Net loan-loss provisions	1.3	(19.1)	(26.7)	(30.4)	(74.9)
Other income	(22.0)	(20.2)	3.4	9.6	(29.3)
Income before taxes	90.6	60.6	95.2	80.4	326.9

Net income from ordinary activities	80.3	48.3	84.8	52.5	266.0

Net consolidated income	80.3	48.3	84.8	52.5	266.0

Attributable income to the Group	76.9	46.3	81.2	50.3	254.6

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Latin America. Income Statement	28
Euro Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	803.9	823.4	842.3	858.3	3,327.8
Income from companies accounted for by the equity method	1.4	0.4	2.0	0.7	4.5
Net fees	382.5	411.2	419.4	425.6	1,638.8
Insurance activity	16.0	21.0	19.0	22.1	78.0
Commercial revenue	1,203.8	1,256.0	1,282.7	1,306.6	5,049.1
Gains (losses) on financial transactions	185.2	79.3	98.1	95.5	458.1
Gross operating income	1,389.0	1,335.3	1,380.8	1,402.1	5,507.3
Income from non-financial services (net) and other operating inc.	(14.5)	(7.2)	(16.1)	(11.1)	(49.0)
General administrative expenses	(685.8)	(683.3)	(694.9)	(732.7)	(2,796.7)
Personnel	(370.8)	(377.0)	(379.9)	(413.6)	(1,541.3)
Other administrative expenses	(315.0)	(306.3)	(315.0)	(319.1)	(1,255.4)
Depreciation and amortisation	(69.3)	(73.5)	(72.5)	(71.3)	(286.6)
Net operating income	619.4	571.3	597.3	587.0	2,375.0
Net loan-loss provisions	(82.0)	(95.9)	(94.8)	(51.0)	(323.7)
Other income	(14.0)	10.4	(6.1)	(175.5)	(185.2)
Income before taxes	523.4	485.8	496.4	360.5	1,866.1

Net income from ordinary activities	436.5	430.6	423.4	359.2	1,649.7

Net consolidated income	438.7	431.8	425.5	365.4	1,661.4

Attributable income to the Group	387.7	389.7	375.6	317.1	1,470.1

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Latin America. Income Statement	29
US$ Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	1,004.1	991.5	1,029.1	1,105.3	4,130.0
Income from companies accounted for by the equity method	1.8	0.5	2.4	0.9	5.6
Net fees	477.7	495.6	512.5	547.9	2,033.8
Insurance activity	19.9	25.4	23.3	28.3	96.8
Commercial revenue	1,503.5	1,513.0	1,567.3	1,682.4	6,266.2
Gains (losses) on financial transactions	231.3	93.0	119.7	124.5	568.6
Gross operating income	1,734.9	1,606.0	1,687.0	1,806.9	6,834.8
Income from non-financial services (net) and other operating inc.	(18.1)	(8.5)	(19.7)	(14.4)	(60.8)
General administrative expenses	(856.6)	(822.4)	(849.0)	(942.9)	(3,470.8)
Personnel	(463.1)	(453.9)	(464.1)	(531.7)	(1,912.8)
Other administrative expenses	(393.4)	(368.5)	(384.9)	(411.2)	(1,558.1)
Depreciation and amortisation	(86.5)	(88.6)	(88.6)	(92.0)	(355.7)
Net operating income	773.6	686.6	729.7	757.6	2,947.5
Net loan-loss provisions	(102.5)	(115.7)	(115.8)	(67.7)	(401.7)
Other income	(17.5)	13.0)	(7.4)	(218.0)	(229.9)
Income before taxes	653.7	583.9	606.5	471.9	2,315.9

Net income from ordinary activities	545.1	518.2	517.3	466.8	2,047.4

Net consolidated income	547.9	519.6	519.8	474.5	2,061.9

Attributable income to the Group	484.2	469.1	458.8	412.4	1,824.5

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Brazil. Income Statement	30
Euro Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	306.3	290.8	287.2	269.3	1,153.6
Income from companies accounted for by the equity method	0.1	0.1	0.3	0.3	0.8
Net fees	118.2	115.9	132.1	134.6	500.7
Insurance activity	4.1	6.6	8.0	10.9	29.6
Commercial revenue	428.7	413.5	427.6	415.0	1,684.8
Gains (losses) on financial transactions	87.5	92.2	62.5	102.4	344.5
Gross operating income	516.2	505.7	490.1	517.4	2,029.3
Income from non-financial services (net) and other operating inc.	0.9	1.8	(1.4)	0.0	1.3
General administrative expenses	(255.9)	(250.6)	(252.9)	(298.3)	(1,057.7)
Personnel	(137.7)	(137.3)	(140.7)	(176.9)	(592.6)
Other administrative expenses	(118.1)	(113.4)	(112.2)	(121.4)	(465.1)
Depreciation and amortisation	(24.8)	(26.4)	(28.1)	(34.2)	(113.6)
Net operating income	236.4	230.4	207.7	184.8	859.3
Net loan-loss provisions	(47.5)	(34.6)	(55.9)	(54.9)	(193.1)
Other income	0.9	1.4	17.6	(34.4)	(14.5)
Income before taxes	189.7	197.2	169.4	95.5	651.8

Net income from ordinary activities	140.9	161.1	135.0	144.7	581.6

Net consolidated income	140.9	161.1	135.0	144.7	581.6

Attributable income to the Group	137.0	157.8	132.2	141.5	568.5

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Brazil. Income Statement US$ Million	31
	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	382.6	349.7	350.8	348.6	1,431.7
Income from companies accounted for by the equity method	0.1	0.2	0.3	0.4	1.0
Net fees	147.6	139.5	161.4	173.0	621.4
Insurance activity	5.1	8.0	9.8	13.8	36.7
Commercial revenue	535.4	497.3	522.4	535.7	2,090.9
Gains (losses) on financial transactions	109.3	111.1	76.2	131.0	427.6
Gross operating income	644.7	608.4	598.7	666.7	2,518.5
Income from non-financial services (net) and other operating inc.	1.1	2.2	(1.7)	0.1	1.6
General administrative expenses	(319.6)	(301.6)	(308.9)	(382.6)	(1,312.7)
Personnel	(172.0)	(165.2)	(171.9)	(226.3)	(735.5)
Other administrative expenses	(147.5)	(136.3)	(137.1)	(156.3)	(577.2)
Depreciation and amortisation	(31.0)	(31.9)	(34.3)	(43.8)	(140.9)
Net operating income	295.2	277.2	253.7	240.4	1,066.5
Net loan-loss provisions	(59.4)	(41.4)	(68.4)	(70.4)	(239.6)
Other income	1.2	1.7	21.5	(42.4)	(18.0)
Income before taxes	237.0	237.5	206.8	127.5	808.9

Net income from ordinary activities	176.0	194.4	164.8	186.7	721.8

Net consolidated income	176.0	194.4	164.8	186.7	721.8

Attributable income to the Group	171.1	190.4	161.5	182.6	705.6

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Brazil. Income Statement Brazilian Real Million	32
	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	1,108.5	1,065.8	1,044.5	971.7	4,190.6
Income from companies accounted for by the equity method	0.3	0.5	1.0	1.2	2.9
Net fees	427.6	424.7	480.5	486.2	1,818.9
Insurance activity	14.9	24.1	29.2	39.4	107.5
Commercial revenue	1,551.2	1,515.1	1,555.3	1,498.4	6,119.9
Gains (losses) on financial transactions	316.5	337.7	227.2	370.1	1,251.6
Gross operating income	1,867.8	1,852.8	1,782.5	1,868.5	7,371.5
Income from non-financial services (net) and other operating inc.	3.1	6.5	(5.1)	0.1	4.6
General administrative expenses	(925.8)	(918.3)	(919.8)	(1,078.3)	(3,842.2)
Personnel	(498.4)	(503.0)	(511.7)	(639.6)	(2,152.7)
Other administrative expenses	(427.4)	(415.4)	(408.1)	(438.6)	(1,689.5)
Depreciation and amortisation	(89.8)	(96.8)	(102.0)	(123.8)	(412.5)
Net operating income	855.3	844.2	755.6	666.5	3,121.5
Net loan-loss provisions	(172.0)	(127.1)	(203.5)	(198.6)	(701.3)
Other income	3.4	5.1	64.0	(125.2)	(52.7)
Income before taxes	686.6	722.1	616.0	342.8	2,367.5

Net income from ordinary activities	509.9	589.8	490.8	522.4	2,112.9

Net consolidated income	509.9	589.8	490.8	522.4	2,112.9

Attributable income to the Group	495.7	577.6	480.9	510.9	2,065.2

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Mexico. Income Statement Euro Million	33
	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	199.7	209.6	231.6	243.1	884.0
Income from companies accounted for by the equity method	(0.0)	(0.0)	(0.0)	0.0	0.0
Net fees	93.8	113.6	105.5	106.3	419.2
Insurance activity	3.2	1.8	3.9	1.2	10.1
Commercial revenue	296.7	325.0	341.1	350.7	1,313.4
Gains (losses) on financial transactions	50.4	(49.8)	3.2	(32.1)	(28.3)
Gross operating income	347.1	275.1	344.3	318.6	1,285.1
Income from non-financial services (net) and other operating inc.	(10.6)	(10.1)	(12.5)	(12.4)	(45.6)
General administrative expenses	(166.6)	(152.1)	(163.1)	(176.9)	(658.7)
Personnel	(83.4)	(83.3)	(84.6)	(84.6)	(335.8)
Other administrative expenses	(83.2)	(68.9)	(78.5)	(92.4)	(322.9)
Depreciation and amortisation	(13.3)	(14.7)	(14.9)	(9.2)	(52.1)
Net operating income	156.6	98.2	153.9	120.0	528.7
Net loan-loss provisions	(13.3)	(10.1)	(13.0)	18.9	(17.5)
Other income	3.8	2.2	(7.7)	(9.8)	(11.6)
Income before taxes	147.0	90.3	133.1	129.1	499.5

Net income from ordinary activities	136.9	84.0	122.0	106.3	449.2

Net consolidated income	136.9	84.0	122.0	106.3	449.2

Attributable income to the Group	101.3	59.6	87.5	75.9	324.3

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Mexico. Income Statement	34
US$ Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	249.4	252.5	283.1	312.1	1,097.1
Income from companies accounted for by the equity method	(0.0)	(0.0)	(0.0)	0.0	0.0
Net fees	117.2	137.2	128.9	137.1	520.3
Insurance activity	4.0	2.1	4.8	1.7	12.6
Commercial revenue	370.6	391.8	416.8	450.9	1,630.0
Gains (losses) on financial transactions	62.9	(62.2)	3.9	(39.8)	(35.2)
Gross operating income	433.5	329.5	420.7	411.1	1,594.8
Income from non-financial services (net) and other operating inc.	(13.2)	(12.1)	(15.3)	(16.0)	(56.6)
General administrative expenses	(208.0)	(182.8)	(199.2)	(227.4)	(817.4)
Personnel	(104.1)	(100.2)	(103.3)	(109.0)	(416.7)
Other administrative expenses	(103.9)	(82.6)	(95.9)	(118.4)	(400.7)
Depreciation and amortisation	(16.6)	(17.8)	(18.2)	(12.1)	(64.7)
Net operating income	195.6	116.9	188.1	155.6	656.1
Net loan-loss provisions	(16.7)	(12.1)	(15.9)	22.9	(21.7)
Other income	4.7	2.6	(9.5)	(12.2)	(14.4)
Income before taxes	183.6	107.4	162.7	166.3	620.0

Net income from ordinary activities	171.0	99.9	149.1	137.5	557.5

Net consolidated income	171.0	99.9	149.1	137.5	557.5

Attributable income to the Group	126.5	70.7	107.0	98.3	402.5

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Mexico. Income Statement	35
New Mexican Peso Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	2,741.7	2,875.9	3,236.6	3,532.8	12,387.0
Income from companies accounted for by the equity method	(0.0)	(0.1)	(0.0)	0.1	0.0
Net fees	1,287.8	1,558.5	1,476.1	1,552.1	5,874.4
Insurance activity	43.8	24.2	55.0	19.1	142.2
Commercial revenue	4,073.3	4,458.5	4,767.6	5,104.1	18,403.5
Gains (losses) on financial transactions	691.4	(683.9)	44.5	(449.1)	(397.2)
Gross operating income	4,764.7	3,774.7	4,812.1	4,655.0	18,006.4
Income from non-financial services (net) and other operating inc.	(145.6)	(138.1)	(174.7)	(180.6)	(639.0)
General administrative expenses	(2,286.8)	(2,087.0)	(2,281.0)	(2,574.5)	(9,229.3)
Personnel	(1,144.8)	(1,142.3)	(1,183.2)	(1,234.6)	(4,704.9)
Other administrative expenses	(1,142.0)	(944.7)	(1,097.8)	(1,339.9)	(4,524.3)
Depreciation and amortisation	(182.6)	(202.4)	(207.9)	(137.7)	(730.5)
Net operating income	2,149.7	1,347.1	2,148.5	1,762.2	7,407.5
Net loan-loss provisions	(183.2)	(138.5)	(181.9)	258.1	(245.4)
Other income	51.7	30.0	(106.2)	(137.9)	(162.4)
Income before taxes	2,018.2	1,238.7	1,860.4	1,882.4	6,999.7

Net income from ordinary activities	1,879.6	1,152.2	1,705.6	1,557.3	6,294.8

Net consolidated income	1,879.6	1,152.2	1,705.6	1,557.3	6,294.8

Attributable income to the Group	1,390.3	816.9	1,223.8	1,113.0	4,544.1

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Chile. Income Statement	36
Euro Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	127.3	159.1	157.0	165.8	609.3
Income from companies accounted for by the equity method	(0.0)	0.3	0.5	(0.3)	0.5
Net fees	50.1	52.2	53.5	60.4	216.2
Insurance activity	3.8	3.9	5.1	5.0	17.8
Commercial revenue	181.3	215.5	216.0	230.9	843.7
Gains (losses) on financial transactions	30.4	8.1	16.3	2.6	57.5
Gross operating income	211.7	223.6	232.4	233.5	901.2
Income from non-financial services (net) and other operating inc.	(1.4)	(1.2)	(1.5)	(0.6)	(4.7)
General administrative expenses	(98.3)	(100.1)	(102.9)	(76.7)	(378.0)
Personnel	(58.4)	(60.6)	(61.2)	(55.1)	(235.3)
Other administrative expenses	(39.9)	(39.6)	(41.6)	(21.6)	(142.7)
Depreciation and amortisation	(15.4)	(16.0)	(14.2)	(13.8)	(59.5)
Net operating income	96.6	106.4	113.8	142.4	459.0
Net loan-loss provisions	(13.8)	(31.4)	(14.3)	(17.3)	(76.7)
Other income	(9.0)	(1.9)	(6.0)	(41.4)	(58.3)
Income before taxes	73.7	73.1	93.5	83.6	324.0

Net income from ordinary activities	59.2	64.3	75.2	68.1	266.7

Net consolidated income	61.4	65.5	77.3	74.3	278.5

Attributable income to the Group	51.9	55.5	65.9	59.5	232.7

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Chile. Income Statement	37
US$ Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	159.0	192.2	191.9	213.0	756.1
Income from companies accounted for by the equity method	(0.0)	0.4	0.6	(0.4)	0.6
Net fees	62.6	62.9	65.3	77.5	268.3
Insurance activity	4.8	4.7	6.2	6.4	22.1
Commercial revenue	226.4	260.1	264.0	296.5	1,047.1
Gains (losses) on financial transactions	38.0	9.3	20.0	4.1	71.3
Gross operating income	264.5	269.4	284.0	300.6	1,118.4
Income from non-financial services (net) and other operating inc.	(1.8)	(1.4)	(1.8)	(0.8)	(5.8)
General administrative expenses	(122.8)	(120.5)	(125.7)	(100.1)	(469.1)
Personnel	(73.0)	(72.9)	(74.8)	(71.3)	(292.0)
Other administrative expenses	(49.8)	(47.6)	(50.9)	(28.8)	(177.1)
Depreciation and amortisation	(19.2)	(19.2)	(17.4)	(17.9)	(73.8)
Net operating income	120.6	128.2	139.0	181.8	569.7
Net loan-loss provisions	(17.2)	(38.2)	(17.4)	(22.4)	(95.2)
Other income	(11.3)	(2.1)	(7.3)	(51.7)	(72.4)
Income before taxes	92.1	88.0	114.3	107.7	402.1

Net income from ordinary activities	73.9	77.5	91.9	87.8	331.0

Net consolidated income	76.7	78.9	94.4	95.6	345.6

Attributable income to the Group	64.8	66.9	80.6	76.6	288.8

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Chile. Income Statement	38
Chilean Peso Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	93,578.8	120,125.6	120,317.3	126,988.7	461,010.3
Income from companies accounted for by the equity method	(14.0)	240.8	351.7	(224.4)	354.1
Net fees	36,852.4	39,510.1	40,999.7	46,224.7	163,586.9
Insurance activity	2,807.1	2,943.1	3,901.1	3,811.6	13,462.9
Commercial revenue	133,224.3	162,819.5	165,569.8	176,800.5	638,414.2
Gains (losses) on financial transactions	22,369.4	6,394.5	12,585.4	2,145.5	43,494.8
Gross operating income	155,593.8	169,214.0	178,155.2	178,946.0	681,909.0
Income from non-financial services (net) and other operating inc.	(1,051.6)	(879.3)	(1,158.2)	(453.0)	(3,542.0)
General administrative expenses	(72,263.5)	(75,807.2)	(78,907.8)	(59,053.0)	(286,031.5)
Personnel	(42,939.8)	(45,835.9)	(46,969.9)	(42,295.2)	(178,040.8)
Other administrative expenses	(29,323.7)	(29,971.3)	(31,938.0)	(16,757.8)	(107,990.8)
Depreciation and amortisation	(11,325.3)	(12,085.9)	(10,942.6)	(10,633.0)	(44,986.9)
Net operating income	70,953.3	80,441.7	87,146.5	108,807.0	347,348.5
Net loan-loss provisions	(10,144.6)	(23,574.2)	(11,072.1)	(13,281.4)	(58,072.3)
Other income	(6,635.7)	(1,492.4)	(4,601.7)	(31,409.6)	(44,139.4)
Income before taxes	54,173.1	55,375.0	71,472.7	64,116.0	245,136.8

Net income from ordinary activities	43,470.9	48,620.6	57,498.0	52,238.7	201,828.1

Net consolidated income	45,119.1	49,538.9	59,100.6	56,940.1	210,698.7

Attributable income to the Group	38,115.3	41,987.7	50,421.8	45,583.0	176,107.8

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Financial Management and Equity Stakes. Income Statement	39
Euro Million

	2004

	Q1	Q2	Q3	Q4	2004
Net interest income (w/o dividends)	(172.0)	(182.8)	(202.2)	(199.0)	(756.1)
Dividends	20.1	147.3	54.7	11.0	233.1
Net interest income	(151.9)	(35.5)	(147.5)	(188.0)	(523.0)
Income from companies accounted for by the equity method	110.1	77.1	123.8	100.7	411.7
Net fees	(7.7)	(3.6)	(10.4)	10.0	(11.7)
Insurance activity	(0.9)	(0.8)	(0.8)	(0.8)	(3.4)
Commercial revenue	(50.4)	37.2	(35.0)	(78.1)	(126.3)
Gains (losses) on financial transactions	70.7	108.3	85.4	(26.1)	238.2
Gross operating income	20.3	145.4	50.4	(104.2)	111.9
Income from non-financial services (net) and other operating inc.	(4.8)	(3.7)	(5.6)	(3.2)	(17.4)
General administrative expenses	(68.1)	(79.0)	(68.4)	(84.4)	(299.8)
Personnel	(34.4)	(40.8)	(44.4)	(73.3)	(192.9)
Other administrative expenses	(33.7)	(38.2)	(24.0)	(11.0)	(106.9)
Depreciation and amortisation	(7.6)	(10.1)	(8.5)	(11.7)	(37.9)
Net operating income	(60.2)	52.6	(32.1)	(203.4)	(243.1)
Net loan-loss provisions	2.7	(22.8)	(44.9)	30.3	(34.6)
Other income	(80.5)	(42.0)	40.5	(142.0)	(224.0)
Income before taxes [ordinary]	(138.0)	(12.1)	(36.5)	(315.2)	(501.8)

Net income from ordinary activities	(22.3)	70.5	55.7	(40.9)	63.1

Net consolidated income [ordinary]	(22.3)	70.5	55.7	(40.9)	63.1

Attributable income to the Group [ordinary]	(51.4)	55.6	34.3	(62.3)	(23.8)
Net extraordinary gains and writedowns	0.0	359.0	472.2	(831.3)	0.0
Attributable income to the Group	(51.4)	414.7	506.5	(893.6)	(23.8)

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Total Spain. Income Statement	40
Euro Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	873.7	867.9	879.0	897.5	3,518.1
Income from companies accounted for by the equity method	13.8	4.1	6.8	8.1	32.8
Net fees	601.1	629.2	606.1	626.5	2,462.8
Insurance activity	12.0	21.5	19.0	18.0	70.5
Commercial revenue	1,500.7	1,522.7	1,510.8	1,550.0	6,084.2
Gains (losses) on financial transactions	33.4	148.3	65.3	115.5	362.6
Gross operating income	1,534.1	1,671.0	1,576.2	1,665.5	6,446.8
Income from non-financial services (net) and other operating inc.	54.9	63.4	49.5	49.4	217.2
General administrative expenses	(679.7)	(684.0)	(684.9)	(705.2)	(2,753.9)
Personnel	(492.3)	(492.8)	(494.9)	(510.6)	(1,990.7)
Other administrative expenses	(187.4)	(191.2)	(190.0)	(194.6)	(763.2)
Depreciation and amortisation	(101.6)	(102.5)	(101.0)	(108.0)	(413.1)
Net operating income	807.7	947.9	839.7	901.7	3,497.0
Net loan-loss provisions	(178.2)	(245.0)	(223.6)	(237.8)	(884.6)
Other income	(13.5)	14.6	(11.7)	(43.1)	(53.7)
Income before taxes	616.0	717.5	604.3	620.8	2,558.7

Net income from ordinary activities	431.8	505.5	432.9	430.5	1,800.7

Net consolidated income	431.8	505.5	432.9	430.5	1,800.7

Attributable income to the Group	405.1	475.3	414.3	405.2	1,699.9

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Índice	41

Introduction

Changes in criteria and definition of new segments of Grupo Santander

2004 Data restated. Results

–	Group

–	Principal segments (geographical)

–	Secondary segments (by business)

2004 Data restated. Activity

–	Group

–	Principal segments (geographical)

December 2004 Data restated. Balance sheet

–	Group

–	Principal segments (geographical)

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Retail Banking. Income Statement	42
Euro Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	1,795.8	1,888.0	1,919.5	1,986.6	7,589.9
Income from companies accounted for by the equity method	15.2	9.2	8.7	8.8	41.9
Net fees	897.4	960.4	949.5	942.9	3,750.3
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	2,708.5	2,857.6	2,877.8	2,938.3	11,382.1
Gains (losses) on financial transactions	79.9	105.9	48.6	89.8	324.2
Gross operating income	2,788.4	2,963.5	2,926.4	3,028.1	11,706.3
Income from non-financial services (net) and other operating inc.	42.7	57.1	37.5	42.0	179.4
General administrative expenses	(1,391.8)	(1,397.6)	(1,409.1)	(1,461.4)	(5,659.9)
Personnel	(875.6)	(887.3)	(892.7)	(937.9)	(3,593.5)
Other administrative expenses	(516.2)	(510.3)	(516.4)	(523.5)	(2,066.4)
Depreciation and amortisation	(175.4)	(182.1)	(184.2)	(192.6)	(734.3)
Net operating income	1,264.0	1,440.8	1,370.6	1,416.1	5,491.5
Net loan-loss provisions	(295.8)	(374.5)	(357.5)	(349.1)	(1,376.8)
Other income	(52.7)	(3.9)	(18.6)	(205.0)	(280.1)
Income before taxes	915.5	1,062.5	994.6	862.0	3,834.6

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Retail Banking Continental Europe. Income Statement	43
Euro Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	1,087.0	1,132.6	1,159.0	1,195.7	4,574.4
Income from companies accounted for by the equity method	13.8	8.8	6.8	8.1	37.4
Net fees	603.2	637.5	616.9	605.9	2,463.4
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	1,704.0	1,778.9	1,782.7	1,809.7	7,075.3
Gains (losses) on financial transactions	61.9	74.8	58.2	72.6	267.5
Gross operating income	1,765.9	1,853.7	1,840.9	1,882.3	7,342.8
Income from non-financial services (net) and other operating inc.	52.0	61.1	46.7	47.9	207.7
General administrative expenses	(775.9)	(789.3)	(793.1)	(809.2)	(3,167.4)
Personnel	(545.9)	(553.4)	(557.2)	(568.7)	(2,225.3)
Other administrative expenses	(229.9)	(235.9)	(235.8)	(240.5)	(942.1)
Depreciation and amortisation	(110.9)	(114.5)	(116.4)	(126.2)	(468.0)
Net operating income	931.1	1,010.9	978.1	994.9	3,915.0
Net loan-loss provisions	(226.6)	(290.4)	(273.0)	(305.7)	(1,095.6)
Other income	(38.5)	(12.5)	(11.3)	(34.1)	(96.5)
Income before taxes	666.0	708.0	693.8	655.1	2,723.0

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Retail Banking Spain. Income Statement	44
Euro Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	794.6	790.6	805.9	833.9	3,224.9
Income from companies accounted for by the equity method	13.8	8.8	6.8	8.1	37.4
Net fees	499.9	521.5	509.6	524.2	2,055.2
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	1,308.3	1,320.8	1,322.2	1,366.2	5,317.5
Gains (losses) on financial transactions	50.8	91.8	50.0	76.8	269.4
Gross operating income	1,359.0	1,412.6	1,372.2	1,443.0	5,586.9
Income from non-financial services (net) and other operating inc.	55.2	64.0	50.0	49.9	219.1
General administrative expenses	(605.8)	(610.7)	(611.3)	(624.4)	(2,452.1)
Personnel	(445.7)	(447.5)	(448.1)	(457.6)	(1,798.8)
Other administrative expenses	(160.1)	(163.2)	(163.2)	(166.8)	(653.3)
Depreciation and amortisation	(93.1)	(94.6)	(93.5)	(100.0)	(381.2)
Net operating income	715.3	771.4	717.4	768.5	2,972.7
Net loan-loss provisions	(164.4)	(208.2)	(194.6)	(218.0)	(785.2)
Other income	(15.6)	15.0	(12.2)	(40.6)	(53.3)
Income before taxes	535.4	578.2	510.7	509.9	2,134.1

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Retail Banking Portugal. Income Statement	45
Euro Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	136.0	157.1	146.7	138.8	578.6
Income from companies accounted for by the equity method	0.0	0.0	0.0	0.0	0.0
Net fees	56.1	60.4	62.1	61.0	239.6
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	192.1	217.5	208.8	199.8	818.1
Gains (losses) on financial transactions	14.8	(24.7)	13.3	4.1	7.4
Gross operating income	206.9	192.8	222.1	203.8	825.6
Income from non-financial services (net) and other operating inc.	(2.9)	(2.5)	(2.9)	(2.4)	(10.7)
General administrative expenses	(101.1)	(99.6)	(101.0)	(101.0)	(402.7)
Personnel	(66.4)	(67.3)	(68.0)	(65.3)	(267.1)
Other administrative expenses	(34.7)	(32.3)	(33.0)	(35.7)	(135.6)
Depreciation and amortisation	(12.0)	(13.7)	(14.4)	(16.1)	(56.2)
Net operating income	90.8	77.0	103.7	84.3	355.9
Net loan-loss provisions	1.3	(19.2)	(26.7)	(30.5)	(75.1)
Other income	(21.7)	(20.7)	3.5	9.1	(29.8)
Income before taxes	70.5	37.1	80.5	63.0	251.0

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Retail Banking Latin America. Income Statement Euro Million	46

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	708.8	755.4	760.5	790.9	3,015.6
Income from companies accounted for by the equity method	1.4	0.4	2.0	0.7	4.5
Net fees	294.3	322.9	332.6	337.0	1,286.8
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	1,004.5	1,078.7	1,095.1	1,128.6	4,306.9
Gains (losses) on financial transactions	18.0	31.0	(9.6)	17.2	56.7
Gross operating income	1,022.5	1,109.8	1,085.5	1,145.8	4,363.6
Income from non-financial services (net) and other operating inc.	(9.2)	(4.0)	(9.3)	(5.9)	(28.4)
General administrative expenses	(615.9)	(608.3)	(616.0)	(652.2)	(2,492.4)
Personnel	(329.6)	(333.9)	(335.4)	(369.2)	(1,368.1)
Other administrative expenses	(286.3)	(274.5)	(280.5)	(283.0)	(1,124.3)
Depreciation and amortisation	(64.5)	(67.6)	(67.7)	(66.5)	(266.3)
Net operating income	332.9	429.8	392.5	421.2	1,576.5
Net loan-loss provisions	(69.2)	(84.0)	(84.5)	(43.4)	(281.2)
Other income	(14.2)	8.7	(7.2)	(170.9)	(183.7)
Income before taxes	249.5	354.5	300.8	206.9	1,111.6

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Retail Banking Latin America. Income Statement US$ Million	47

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	885.2	910.3	929.3	1,017.7	3,742.5
Income from companies accounted for by the equity method	1.8	0.5	2.4	0.9	5.6
Net fees	367.5	389.4	406.4	433.7	1,597.0
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	1,254.6	1,300.1	1,338.1	1,452.3	5,345.1
Gains (losses) on financial transactions	22.5	37.6	(11.9)	22.0	70.3
Gross operating income	1,277.1	1,337.8	1,326.2	1,474.3	5,415.4
Income from non-financial services (net) and other operating inc.	(11.5)	(4.7)	(11.3)	(7.6)	(35.2)
General administrative expenses	(769.3)	(732.0)	(752.6)	(839.4)	(3,093.2)
Personnel	(411.7)	(402.0)	(409.8)	(474.5)	(1,697.9)
Other administrative expenses	(357.6)	(330.1)	(342.7)	(364.9)	(1,395.3)
Depreciation and amortisation	(80.6)	(81.4)	(82.7)	(85.7)	(330.5)
Net operating income	415.7	519.6	479.6	541.6	1,956.5
Net loan-loss provisions	(86.4)	(101.5)	(103.3)	(57.8)	(349.0)
Other income	(17.7)	10.9	(8.9)	(212.3)	(227.9)
Income before taxes	311.6	429.0	367.4	271.5	1,379.5

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Retail Banking Brazil. Income Statement Euro Million	48

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	258.2	283.0	269.1	262.6	1,072.9
Income from companies accounted for by the equity method	0.1	0.1	0.3	0.3	0.8
Net fees	108.4	106.3	121.9	123.9	460.4
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	366.6	389.4	391.3	386.8	1,534.1
Gains (losses) on financial transactions	16.7	11.6	(0.3)	22.1	50.1
Gross operating income	383.3	401.0	391.0	408.9	1,584.2
Income from non-financial services (net) and other operating inc.	1.0	2.1	(1.1)	0.6	2.5
General administrative expenses	(241.8)	(236.4)	(236.3)	(280.5)	(995.0)
Personnel	(129.6)	(128.2)	(131.5)	(166.8)	(556.1)
Other administrative expenses	(112.2)	(108.2)	(104.8)	(113.6)	(438.9)
Depreciation and amortisation	(24.2)	(25.1)	(27.4)	(33.4)	(110.1)
Net operating income	118.2	141.6	126.2	95.6	481.6
Net loan-loss provisions	(42.4)	(29.5)	(50.8)	(49.8)	(172.6)
Other income	1.1	(1.7)	17.7	(30.7)	(13.7)
Income before taxes*	76.8	110.3	93.0	15.1	295.3

(*) Normalised from the provision included in Other income which is recovered in taxes, Income before taxes is 67.4 million in the fourth quarter and 347.6 million in FY2004

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Retail Banking Brazil. Income Statement	49
US$ Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	322.4	341.2	328.8	339.1	1,331.5
Income from companies accounted for by the equity method	0.1	0.2	0.3	0.4	1.0
Net fees	135.4	127.9	148.9	159.2	571.4
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	457.9	469.3	478.1	498.6	1,903.9
Gains (losses) on financial transactions	20.8	13.8	(0.4)	27.9	62.1
Gross operating income	478.7	483.1	477.6	526.6	1,966.0
Income from non-financial services (net) and other operating inc.	1.2	2.5	(1.4)	0.8	3.1
General administrative expenses	(302.1)	(284.4)	(288.7)	(359.7)	(1,234.8)
Personnel	(161.9)	(154.2)	(160.6)	(213.4)	(690.1)
Other administrative expenses	(140.2)	(130.1)	(128.1)	(146.3)	(544.7)
Depreciation and amortisation	(30.3)	(30.3)	(33.4)	(42.7)	(136.6)
Net operating income	147.6	170.9	154.2	124.9	597.7
Net loan-loss provisions	(53.0)	(35.2)	(62.1)	(63.8)	(214.2)
Other income	1.3	(2.1)	21.6	(37.8)	(17.0)
Income before taxes*	95.9	133.6	113.6	23.3	366.5

(*)   Normalised from the provision included in Other income which is recovered in taxes, Income before taxes is 88.3 million in the fourth quarter and 431.5 million in FY2004

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Retail Banking Brazil. Income Statement	50
Brazilian Real Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	934.2	1,036.3	978.9	948.0	3,897.3
Income from companies accounted for by the equity method	0.3	0.5	1.0	1.2	2.9
Net fees	392.2	389.4	443.3	447.5	1,672.4
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	1,326.7	1,426.2	1,423.2	1,396.6	5,572.7
Gains (losses) on financial transactions	60.3	42.5	(1.2)	80.2	181.8
Gross operating income	1,387.0	1,468.7	1,422.1	1,476.8	5,754.5
Income from non-financial services (net) and other operating inc.	3.6	7.5	(4.2)	2.1	9.0
General administrative expenses	(875.2)	(866.0)	(859.4)	(1,013.7)	(3,614.3)
Personnel	(469.1)	(469.6)	(478.1)	(603.2)	(2,020.0)
Other administrative expenses	(406.1)	(396.4)	(381.3)	(410.5)	(1,594.3)
Depreciation and amortisation	(87.7)	(92.1)	(99.5)	(120.7)	(399.9)
Net operating income	427.7	518.1	459.0	344.5	1,749.4
Net loan-loss provisions	(153.5)	(108.4)	(184.9)	(180.1)	(627.0)
Other income	3.8	(6.3)	64.3	(111.5)	(49.7)
Income before taxes*	278.0	403.5	338.4	52.9	1,072.7

(*)   Normalised from the provision included in Other income which is recovered in taxes, Income before taxes is 242.9 million in the fourth quarter and 1,262.7 million in FY'04

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Retail Banking Mexico. Income Statement	51
Euro Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	172.5	177.5	197.1	205.6	752.8
Income from companies accounted for by the equity method	(0.0)	(0.0)	(0.0)	0.0	0.0
Net fees	62.1	82.2	77.2	77.0	298.5
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	234.6	259.7	274.4	282.7	1,051.3
Gains (losses) on financial transactions	11.7	3.1	(13.1)	(13.1)	(11.4)
Gross operating income	246.3	262.8	261.3	269.5	1,039.9
Income from non-financial services (net) and other operating inc.	(7.0)	(7.2)	(6.8)	(7.8)	(28.9)
General administrative expenses	(148.3)	(133.9)	(143.0)	(156.9)	(582.2)
Personnel	(72.9)	(72.5)	(73.5)	(73.4)	(292.2)
Other administrative expenses	(75.5)	(61.4)	(69.6)	(83.5)	(290.0)
Depreciation and amortisation	(11.9)	(13.4)	(13.5)	(7.9)	(46.7)
Net operating income	79.0	108.3	97.9	96.9	382.1
Net loan-loss provisions	(10.8)	(7.5)	(10.5)	21.3	(7.4)
Other income	3.7	3.7	(10.1)	(10.4)	(13.1)
Income before taxes	72.0	104.4	77.3	107.8	361.6

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Retail Banking Mexico. Income Statement US$ Million					52

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	215.5	213.8	240.9	264.1	934.2
Income from companies accounted for by the equity method	(0.0)	(0.0)	(0.0)	0.0	0.0
Net fees	77.6	99.4	94.4	99.2	370.5
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	293.0	313.1	335.3	363.3	1,304.7
Gains (losses) on financial transactions	14.6	3.6	(16.0)	(16.3)	(14.2)
Gross operating income	307.6	316.7	319.2	347.0	1,290.6
Income from non-financial services (net) and other operating inc.	(8.7)	(8.7)	(8.3)	(10.1)	(35.8)
General administrative expenses	(185.3)	(160.9)	(174.8)	(201.6)	(722.5)
Personnel	(91.0)	(87.3)	(89.7)	(94.6)	(362.6)
Other administrative expenses	(94.3)	(73.6)	(85.0)	(107.0)	(359.9)
Depreciation and amortisation	(14.8)	(16.2)	(16.5)	(10.4)	(58.0)
Net operating income	98.7	131.0	119.6	124.9	474.2
Net loan-loss provisions	(13.5)	(9.0)	(12.8)	26.0	(9.2)
Other income	4.7	4.4	(12.4)	(13.0)	(16.2)
Income before taxes	89.9	126.5	94.4	138.0	448.8

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Retail Banking Mexico. Income Statement New Mexican Peso Million					53

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	2,368.4	2,435.4	2,754.3	2,989.8	10,547.9
Income from companies accounted for by the equity method	(0.0)	(0.1)	(0.0)	0.1	0.0
Net fees	852.6	1,127.4	1,080.1	1,123.1	4,183.2
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	3,221.0	3,562.7	3,834.3	4,113.0	14,731.1
Gains (losses) on financial transactions	160.0	43.2	(179.4)	(183.9)	(160.1)
Gross operating income	3,381.0	3,605.9	3,654.9	3,929.1	14,571.0
Income from non-financial services (net) and other operating inc.	(96.1)	(98.8)	(95.3)	(114.1)	(404.3)
General administrative expenses	(2,036.6)	(1,837.6)	(2,001.4)	(2,282.2)	(8,157.8)
Personnel	(1,000.4)	(994.9)	(1,027.8)	(1,071.1)	(4,094.2)
Other administrative expenses	(1,036.2)	(842.7)	(973.6)	(1,211.1)	(4,063.6)
Depreciation and amortisation	(163.2)	(183.9)	(189.2)	(118.5)	(654.8)
Net operating income	1,085.2	1,485.7	1,369.0	1,414.3	5,354.1
Net loan-loss provisions	(147.9)	(103.2)	(146.6)	293.4	(104.2)
Other income	51.4	50.7	(138.9)	(146.5)	(183.3)
Income before taxes	988.7	1,433.2	1,083.6	1,561.2	5,066.6

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Retail Banking Chile. Income Statement Euro Million					54

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	120.1	144.9	141.8	152.9	559.6
Income from companies accounted for by the equity method	(0.0)	0.3	0.5	(0.3)	0.5
Net fees	35.5	38.6	37.9	41.7	153.7
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	155.5	183.8	180.2	194.2	713.8
Gains (losses) on financial transactions	(4.2)	(0.2)	0.3	(0.7)	(4.8)
Gross operating income	151.4	183.6	180.5	193.5	709.0
Income from non-financial services (net) and other operating inc.	(1.3)	(1.2)	(1.4)	(0.9)	(4.9)
General administrative expenses	(85.4)	(87.1)	(88.6)	(62.2)	(323.3)
Personnel	(51.0)	(53.0)	(52.7)	(46.5)	(203.2)
Other administrative expenses	(34.4)	(34.2)	(35.8)	(15.8)	(120.1)
Depreciation and amortisation	(13.6)	(14.1)	(12.4)	(12.1)	(52.2)
Net operating income	51.0	81.1	78.1	118.3	328.5
Net loan-loss provisions	(12.4)	(27.5)	(12.4)	(20.1)	(72.4)
Other income	(9.0)	(2.1)	(6.0)	(41.3)	(58.4)
Income before taxes	29.7	51.6	59.7	56.8	197.8

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Retail Banking Chile. Income Statement US$ Million	55

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	150.0	175.0	173.3	196.3	694.5
Income from companies accounted for by the equity method	(0.0)	0.4	0.6	(0.4)	0.6
Net fees	44.3	46.5	46.4	53.5	190.7
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	194.3	221.9	220.2	249.5	885.8
Gains (losses) on financial transactions	(5.2)	(0.2)	0.4	(1.0)	(6.0)
Gross operating income	189.1	221.7	220.6	248.5	879.8
Income from non-financial services (net) and other operating inc.	(1.7)	(1.5)	(1.7)	(1.1)	(6.0)
General administrative expenses	(106.6)	(104.9)	(108.2)	(81.5)	(401.2)
Personnel	(63.7)	(63.8)	(64.4)	(60.2)	(252.1)
Other administrative expenses	(42.9)	(41.1)	(43.8)	(21.3)	(149.1)
Depreciation and amortisation	(17.0)	(17.0)	(15.2)	(15.7)	(64.8)
Net operating income	63.7	98.4	95.5	150.2	407.7
Net loan-loss provisions	(15.5)	(33.4)	(15.1)	(25.8)	(89.8)
Other income	(11.2)	(2.3)	(7.3)	(51.6)	(72.4)
Income before taxes	37.1	62.6	73.0	72.8	245.5

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Retail Banking Chile. Income Statement Chilean Peso Million	56

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	88,245.0	109,465.8	108,690.6	117,060.8	423,462.1
Income from companies accounted for by the equity method	(14.0)	240.8	351.7	(224.4)	354.1
Net fees	26,072.7	29,174.8	29,110.1	31,909.9	116,267.6
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	114,303.7	138,881.4	138,152.4	148,746.4	540,083.9
Gains (losses) on financial transactions	(3,058.7)	(199.2)	205.0	(577.8)	(3,630.7)
Gross operating income	111,245.0	138,682.2	138,357.4	148,168.6	536,453.2
Income from non-financial services (net) and other operating inc.	(988.4)	(938.8)	(1,088.8)	(670.6)	(3,686.6)
General administrative expenses	(62,738.2)	(65,959.3)	(67,942.3)	(47,997.6)	(244,637.4)
Personnel	(37,475.7)	(40,091.9)	(40,467.4)	(35,692.5)	(153,727.4)
Other administrative expenses	(25,262.5)	(25,867.5)	(27,474.9)	(12,305.1)	(90,910.0)
Depreciation and amortisation	(10,015.7)	(10,666.5)	(9,552.6)	(9,290.1)	(39,525.0)
Net operating income	37,502.7	61,117.5	59,773.7	90,210.3	248,604.2
Net loan-loss provisions	(9,094.7)	(20,636.3)	(9,628.9)	(15,397.7)	(54,757.6)
Other income	(6,596.0)	(1,638.3)	(4,591.3)	(31,347.2)	(44,172.8)
Income before taxes	21,812.0	38,842.9	45,553.5	43,465.4	149,673.9

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Asset Management and Insurance. Income Statement Euro Million	57

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	3.4	4.2	4.6	5.1	17.3
Income from companies accounted for by the equity method	(0.0)	(4.6)	0.0	(0.0)	(4.6)
Net fees	109.3	115.2	113.8	113.5	451.8
Insurance activity	32.3	46.5	41.5	44.4	164.8
Commercial revenue	145.0	161.2	159.9	163.1	629.3
Gains (losses) on financial transactions	3.2	0.2	4.1	3.6	11.1
Gross operating income	148.2	161.4	164.1	166.7	640.4
Income from non-financial services (net) and other operating inc.	(0.2)	2.3	(1.5)	0.2	0.8
General administrative expenses	(58.2)	(61.8)	(64.0)	(65.7)	(249.8)
Personnel	(35.8)	(37.9)	(38.3)	(38.9)	(150.8)
Other administrative expenses	(22.3)	(24.0)	(25.8)	(26.8)	(98.9)
Depreciation and amortisation	(3.9)	(4.8)	(3.4)	(3.9)	(16.0)
Net operating income	86.0	97.0	95.1	97.3	375.4
Net loan-loss provisions	(1.3)	1.8	0.8	0.3	1.6
Other income	0.6	(2.1)	0.8	(5.5)	(6.1)
Income before taxes	85.4	96.7	96.8	92.2	370.9

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Global Wholesale Banking. Income Statement	58
Euro Million

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	195.7	161.9	171.0	148.4	677.0
Income from companies accounted for by the equity method	0.0	0.0	0.0	0.0	0.0
Net fees	102.6	102.2	88.7	98.8	392.4
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	298.4	264.2	259.7	247.2	1,069.4
Gains (losses) on financial transactions	164.3	110.8	127.3	124.8	527.2
Gross operating income	462.6	374.9	387.0	372.1	1,596.6
Income from non-financial services (net) and other operating inc.	(5.3)	(5.9)	(6.0)	(6.0)	(23.1)
General administrative expenses	(115.4)	(118.9)	(118.8)	(132.2)	(485.2)
Personnel	(70.9)	(71.6)	(72.6)	(83.6)	(298.8)
Other administrative expenses	(44.5)	(47.3)	(46.2)	(48.6)	(186.5)
Depreciation and amortisation	(13.2)	(12.2)	(12.4)	(12.6)	(50.4)
Net operating income	328.8	237.9	249.8	221.3	1,037.8
Net loan-loss provisions	(33.8)	(41.0)	(69.5)	(18.7)	(163.0)
Other income	(5.3)	6.5	0.3	1.2	2.8
Income before taxes	289.7	203.4	180.6	203.9	877.6

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59

Indice

Introduction

Changes in criteria and definition of new segments of Grupo Santander

2004 Data restated. Results

–	Group

–	Principal segments (geographical)

–	Secondary segments (by business)

2004 Data restated. Activity

–	Group

–	Principal segments (geographical)

December 2004 Data restated. Balance sheet

–	Group

–	Principal segments (geographical)

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Loans and credits	60
Euro Million

	31.03.04	30.06.04	30.09.04	31.12.04

				w/o Abbey	with Abbey

Public sector	5,626	6,382	6,208	4,264	4,264
Private sector	110,053	114,216	118,912	124,807	124,807
Secured loans	51,655	53,388	57,072	59,826	59,826
Other loans	58,398	60,828	61,841	64,982	64,982
Non-resident sector	72,555	75,232	80,303	78,671	236,306
Secured loans	20,636	20,432	21,470	19,450	152,541
Other loans	51,919	54,801	58,833	59,221	83,765
Gross loans and credits	188,235	195,831	205,423	207,742	365,377
Credit loss allowance	4,775	5,108	5,460	5,837	6,853
Net loans and credits	183,460	190,722	199,964	201,906	358,524
Pro memoria: Doubtful loans	2,990	3,009	3,052	3,060	4,191
Public sector	3	1	1	3	3
Other residents	955	903	886	999	999
Non-residents	2,033	2,105	2,165	2,058	3,189

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Customer funds under management	61
Euro Million

	31.03.04	30.06.04	30.09.04	31.12.04

				w/o Abbey	with Abbey

Public sector	11,467	10,504	12,401	13,998	13,998
Other residents	83,194	84,631	83,793	86,234	86,234
Demand deposits	42,306	44,753	43,908	44,259	44,259
Time deposits	21,422	21,475	23,007	24,258	24,258
REPOs	19,275	18,281	16,750	17,592	17,592
Other	191	121	129	125	125
Non-resident sector	75,905	75,402	74,217	76,588	189,941
Demand deposits	28,314	28,092	28,896	29,866	95,263
Time deposits	25,739	25,489	25,581	25,701	49,594
REPOs	7,891	7,424	5,595	6,004	17,128
Public sector	2,225	2,536	2,036	2,616	2,616
Other	11,735	11,860	12,109	12,401	25,339
Customer deposits	170,566	170,538	170,412	176,820	290,173
Debt securities	47,529	48,196	50,950	54,582	106,916
Subordinated debt	12,759	12,220	13,194	13,471	22,178
Insurance liabilities	9,343	5,658	6,844	7,101	41,568
On-balance-sheet customer funds	240,197	236,613	241,400	251,974	460,835
Mutual funds	87,172	89,773	90,665	92,779	94,125
Pension plans	20,533	20,316	20,999	21,679	34,873
Managed portfolios	9,692	10,005	10,725	10,997	10,997
Off-balance-sheet customer funds	117,397	120,094	122,389	125,454	139,995
Total customer funds under management	357,594	356,708	363,789	377,428	600,830

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Credit risk management*	62
Euro Million

	31.03.04	30.06.04	30.09.04	31.12.04

				w/o Abbey	with Abbey
Non-performing loans	2,924	2,909	2,933	2,982	4,099
NPL ratio (%)	1.33	1.28	1.23	1.23	1.02
Credit loss allowances	4,938	5,256	5,573	5,800	6,821
Specific	2,427	2,429	2,462	2,515	3,012
General-purpose	2,510	2,827	3,111	3,286	3,809
NPL coverage (%)	168.87	180.70	190.02	194.52	166.42

(*) Excluding country-risk
Note: NPL ratio: Non-performing loans / computable assets

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Indice	63

Introduction

Changes in criteria and definition of new segments of Grupo Santander

2004 Data restated. Results

–	Group

–	Principal segments (geographical)

–	Secondary segments (by business)

2004 Data restated. Activity

–	Group

–	Principal segments (geographical)

December 2004 Data restated. Balance sheet

–	Group

–	Principal segments (geographical)

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Operating Business Areas. Business volumes	64
Euro Million

	31.03.04	30.06.04	30.09.04	31.12.04
				w/o Abbey with Abbey

Loans and credits	187,532	194,372	203,468	206,676	364,311

Customer deposits	159,972	162,221	160,352	170,463	283,815
Marketable debt securities	21,163	21,973	24,180	25,228	77,561
Subordinated debt	2,267	2,244	2,225	2,375	11,082
Insurance liabilities	9,343	5,658	6,844	7,101	41,568
On-balance-sheet customer funds	192,745	192,096	193,602	205,166	414,027
Mutual funds	87,172	89,773	90,665	92,779	94,125
Pension plans	20,533	20,316	20,999	21,679	34,873
Managed portfolios	9,692	10,005	10,725	10,997	10,997
Off-balance-sheet customer funds	117,397	120,094	122,389	125,454	139,995

Total customer funds under management	310,142	312,190	315,991	330,620	554,022

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Continental Europe. Business volumes	65
Euro Million

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	154,975	160,364	167,579	170,478

Customer deposits	114,686	117,848	116,802	124,744
Marketable debt securities	15,774	17,204	17,929	20,026
Subordinated debt	1,750	1,727	1,693	1,666
Insurance liabilities	8,520	4,813	5,870	6,046
On-balance-sheet customer funds	140,730	141,592	142,294	152,483
Mutual funds	73,356	76,098	75,899	78,394
Pension plans	7,588	7,591	7,630	8,322
Managed portfolios	4,386	4,574	5,153	5,724
Off-balance-sheet customer funds	85,330	88,264	88,682	92,439

Total customer funds under management	226,060	229,856	230,975	244,922

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Santander Central Hispano Network. Business volumes	66
Euro Million

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	66,857	69,287	72,173	71,256

Customer deposits	41,516	42,374	42,276	42,653
Marketable debt securities	447	295	38	30
Subordinated debt	0	0	0	0
Insurance liabilities	0	0	0	0
On-balance-sheet customer funds	41,962	42,669	42,314	42,683
Mutual funds	40,146	40,673	40,488	42,141
Pension plans	4,770	4,775	4,793	5,243
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	44,916	45,447	45,281	47,385

Total customer funds under management	86,878	88,116	87,595	90,067

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Banesto. Business volumes Euro Million	67

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	33,689	35,616	36,907	39,944

Customer deposits	27,698	29,661	30,000	30,432
Marketable debt securities	7,043	7,668	9,319	11,519
Subordinated debt	1,271	1,272	1,267	1,243
Insurance liabilities	2,203	2,311	2,395	2,395
On-balance-sheet customer funds	38,215	40,912	42,981	45,590
Mutual funds	10,833	11,151	11,209	11,399
Pension plans	1,214	1,220	1,221	1,327
Managed portfolios	238	260	300	383
Off-balance-sheet customer funds	12,285	12,631	12,730	13,108

Total customer funds under management	50,501	53,543	55,711	58,698

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Santander Consumer. Business volumes Euro Million	68

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	17,914	18,832	21,895	23,322

Customer deposits	10,482	11,075	11,255	11,592
Marketable debt securities	2,442	2,055	2,713	2,775
Subordinated debt	129	116	116	116
Insurance liabilities	0	0	0	0
On-balance-sheet customer funds	13,053	13,245	14,084	14,482
Mutual funds	193	196	213	219
Pension plans	20	20	20	24
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	213	216	233	243

Total customer funds under management	13,266	13,461	14,317	14,725

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Portugal. Business volumes Euro Million	69

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	18,376	18,939	18,937	16,543

Customer deposits	11,520	12,030	11,415	12,526
Marketable debt securities	3,480	4,326	4,035	3,926
Subordinated debt	350	339	310	307
Insurance liabilities	1,596	1,696	1,864	2,013
On-balance-sheet customer funds	16,945	18,391	17,625	18,772
Mutual funds	4,675	4,795	4,905	5,029
Pension plans	872	860	848	946
Managed portfolios	1,710	1,835	2,002	2,152
Off-balance-sheet customer funds	7,256	7,490	7,756	8,128

Total customer funds under management	24,202	25,881	25,381	26,900

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United Kingdom (Abbey). Business volumes	70
Euro Million

	31.12.04
	Mill. EUR	Mill. GBP

Loans and credits	157,635	111,141

Customer deposits	113,353	79,919
Marketable debt securities	52,333	36,898
Subordinated debt	8,707	6,139
Insurance liabilities	34,468	24,301
On-balance-sheet customer funds	208,861	147,258
Mutual funds	1,346	949
Pension plans	13,194	9,303
Managed portfolios	0	0
Off-balance-sheet customer funds	14,541	10,252

Total customer funds under management	223,402	157,510

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Latin America. Business volumes	71
Euro Million

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	32,557	34,008	35,889	36,197

Customer deposits	45,286	44,372	43,550	45,718
Marketable debt securities	5,390	4,769	6,251	5,201
Subordinated debt	517	517	532	709
Insurance liabilities	822	846	975	1,054
On-balance-sheet customer funds	52,015	50,504	51,308	52,683
Mutual funds	13,817	13,674	14,766	14,385
Pension plans	12,945	12,726	13,369	13,357
Managed portfolios	5,306	5,431	5,572	5,272
Off-balance-sheet customer funds	32,067	31,831	33,707	33,014

Total customer funds under management	84,082	82,335	85,015	85,698

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Latin America. Business volumes	72
US$ Million

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	39,798	41,337	44,535	49,305

Customer deposits	55,357	53,934	54,041	62,273
Marketable debt securities	6,588	5,797	7,757	7,085
Subordinated debt	632	628	661	966
Insurance liabilities	1,005	1,028	1,209	1,436
On-balance-sheet customer funds	63,584	61,387	63,668	71,760
Mutual funds	16,890	16,621	18,323	19,594
Pension plans	15,823	15,468	16,590	18,193
Managed portfolios	6,486	6,601	6,914	7,182
Off-balance-sheet customer funds	39,199	38,690	41,827	44,969

Total customer funds under management	102,782	100,078	105,496	116,729

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Brazil. Business volumes Euro Million	73

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	4,896	5,113	5,822	6,032

Customer deposits	5,268	5,074	5,847	6,616
Marketable debt securities	742	676	667	476
Subordinated debt	0	0	0	0
Insurance liabilities	403	421	546	631
On-balance-sheet customer funds	6,413	6,171	7,060	7,723
Mutual funds	6,652	6,474	7,022	6,973
Pension plans	0	0	0	0
Managed portfolios	339	338	378	382
Off-balance-sheet customer funds	6,991	6,811	7,399	7,355

Total customer funds under management	13,404	12,983	14,459	15,079

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Brazil. Business volumes US$ Million	74

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	5,985	6,215	7,225	8,216

Customer deposits	6,440	6,168	7,255	9,012
Marketable debt securities	907	822	827	648
Subordinated debt	0	0	0	0
Insurance liabilities	493	512	678	860
On-balance-sheet customer funds	7,840	7,501	8,760	10,520
Mutual funds	8,131	7,869	8,713	9,498
Pension plans	0	0	0	0
Managed portfolios	414	411	469	520
Off-balance-sheet customer funds	8,545	8,279	9,182	10,019

Total customer funds under management	16,385	15,781	17,942	20,539

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Brazil. Business volumes Brazilian Real Million	75

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	17,416	19,354	20,580	21,823

Customer deposits	18,739	19,207	20,667	23,937
Marketable debt securities	2,639	2,559	2,356	1,722
Subordinated debt	0	0	0	0
Insurance liabilities	1,435	1,593	1,930	2,283
On-balance-sheet customer funds	22,813	23,359	24,954	27,941
Mutual funds	23,662	24,503	24,819	25,228
Pension plans	0	0	0	0
Managed portfolios	1,204	1,279	1,335	1,382
Off-balance-sheet customer funds	24,867	25,782	26,154	26,610

Total customer funds under management	47,680	49,141	51,108	54,551

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Mexico. Business volumes Euro Million	76

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	9,786	9,676	10,126	10,088

Customer deposits	18,115	18,065	15,629	16,569
Marketable debt securities	1,803	1,319	2,968	2,081
Subordinated debt	0	0	0	18
Insurance liabilities	39	40	42	42
On-balance-sheet customer funds	19,956	19,424	18,639	18,710
Mutual funds	3,947	3,947	4,189	4,072
Pension plans	2,667	2,586	2,679	2,591
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	6,613	6,533	6,868	6,663

Total customer funds under management	26,569	25,958	25,506	25,373

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Mexico. Business volumes US$ Million	77

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	11,963	11,762	12,566	13,741

Customer deposits	22,144	21,958	19,394	22,569
Marketable debt securities	2,204	1,604	3,682	2,834
Subordinated debt	0	0	0	25
Insurance liabilities	47	49	53	58
On-balance-sheet customer funds	24,394	23,610	23,129	25,485
Mutual funds	4,824	4,798	5,198	5,546
Pension plans	3,260	3,144	3,324	3,529
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	8,084	7,941	8,522	9,075

Total customer funds under management	32,478	31,552	31,651	34,561

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Mexico. Business volumes New Mexican Peso Million	78

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	133,694	136,153	143,049	153,616

Customer deposits	247,478	254,187	220,781	252,316
Marketable debt securities	24,626	18,565	41,920	31,682
Subordinated debt	0	0	0	279
Insurance liabilities	528	562	598	643
On-balance-sheet customer funds	272,632	273,314	263,299	284,920
Mutual funds	53,916	55,538	59,172	62,002
Pension plans	36,430	36,391	37,843	39,456
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	90,346	91,930	97,015	101,458

Total customer funds under management	362,978	365,243	360,314	386,378

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Chile. Business volumes Euro Million				79

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	9,862	10,046	10,519	10,490

Customer deposits	8,897	8,215	8,982	9,171
Marketable debt securities	1,898	1,752	1,685	1,774
Subordinated debt	517	517	532	691
Insurance liabilities	23	24	26	27
On-balance-sheet customer funds	11,335	10,508	11,226	11,663
Mutual funds	1,801	1,938	2,168	1,921
Pension plans	4,623	4,601	4,917	5,091
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	6,424	6,540	7,085	7,012

Total customer funds under management	17,759	17,048	18,311	18,675

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Chile. Business volumes US$ Million				80

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	12,055	12,211	13,053	14,289

Customer deposits	10,876	9,986	11,146	12,491
Marketable debt securities	2,320	2,129	2,091	2,417
Subordinated debt	632	628	661	941
Insurance liabilities	28	29	32	37
On-balance-sheet customer funds	13,856	12,773	13,930	15,887
Mutual funds	2,202	2,356	2,691	2,616
Pension plans	5,651	5,593	6,102	6,934
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	7,853	7,949	8,792	9,551

Total customer funds under management	21,708	20,722	22,722	25,437

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Chile. Business volumes Chilean Peso Million				81

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	7,426,006	7,747,621	7,913,224	7,969,466

Customer deposits	6,699,388	6,336,007	6,757,418	6,967,078
Marketable debt securities	1,429,093	1,351,035	1,267,674	1,347,958
Subordinated debt	389,516	398,733	400,442	525,018
Insurance liabilities	16,963	18,443	19,545	20,726
On-balance-sheet customer funds	8,534,959	8,104,219	8,445,080	8,860,780
Mutual funds	1,356,352	1,494,865	1,631,203	1,459,179
Pension plans	3,481,007	3,548,819	3,699,192	3,867,705
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	4,837,359	5,043,684	5,330,395	5,326,885

Total customer funds under management	13,372,318	13,147,903	13,775,475	14,187,665

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Financial Management and Equity Stakes. Business volumes	82
Euro Million

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	702	1,458	1,955	1,066

Customer deposits	10,594	8,317	10,059	6,357
Marketable debt securities	26,366	26,224	26,770	29,355
Subordinated debt	10,492	9,976	10,969	11,096
Insurance liabilities	0	0	0	0
On-balance-sheet customer funds	47,452	44,517	47,798	46,808
Mutual funds	0	0	0	0
Pension plans	0	0	0	0
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	0	0	0	0

Total customer funds under management	47,452	44,517	47,798	46,808

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Total Spain. Business volumes	83
Euro Million

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	121,384	126,118	130,058	134,739

Customer deposits	89,302	91,994	90,567	97,388
Marketable debt securities	9,890	9,584	11,554	13,897
Subordinated debt	1,271	1,272	1,267	1,243
Insurance liabilities	6,925	3,924	4,005	4,034
On-balance-sheet customer funds	107,387	106,775	107,392	116,561
Mutual funds	68,681	71,303	70,994	73,145
Pension plans	6,717	6,731	6,781	7,333
Managed portfolios	2,676	2,740	3,151	3,572
Off-balance-sheet customer funds	78,073	80,773	80,926	84,050

Total customer funds under management	185,461	187,548	188,319	200,611

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Index	84

Introduction

Changes in criteria and definition of new segments of Grupo Santander

2004 Data restated. Results

–	Group

–	Principal segments (geographical)

–	Secondary segments (by business)

2004 Data restated. Activity

–	Group

–	Principal segments (geographical)

December 2004 Data restated. Balance sheet

–	Group

–	Principal segments (geographical)

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Total Group. Balance Sheet	85
Euro Million
	31.12.04

	w/o Abbey	with Abbey
Assets
Cash on hand and deposits at central banks	8,121	8,801
Trading portfolio	31,222	83,032
Debt securities	22,380	56,736
Equities	2,803	4,470
Other	6,038	21,826
Other financial assets at fair value	96	96
Available-for-sale financial assets	54,114	75,141
Debt securities	46,380	58,397
Equities	7,734	16,744
Loans	246,044	420,886
Deposits at credit institutions	37,443	55,289
Loans and credits	201,906	358,524
Other	6,695	7,072
Investments	16,253	3,748
Intangible assets and property and equipment	5,834	10,980
Goodwill	4,827	15,090
Insurance and reinsurance assets	2,648	5,208
Other	22,627	38,129
Total assets	391,785	661,113

Liabilities and shareholders' equity
Trading portfolio	11,983	33,795
Financial liabilities at amortized cost	307,917	509,259
Due to central banks and credit institutions	57,763	84,301
Customer deposits	176,820	290,173
Marketable debt securities	54,582	106,916
Subordinated debt	13,471	22,178
Other financial liabilities	5,281	5,691
Insurance liabilities	7,101	41,568
Provisions	13,690	15,660
Other liability accounts	9,750	16,708
Preferred securities	4,830	7,623
Minority interests	2,085	2,085
Equity adjustments by valuation	1,792	1,778
Capital stock	3,127	3,127
Reserves	27,215	27,215
Net income attributable to the Group	3,606	3,606
Less: dividends	(1,311)	(1,311)
Total liabilities and shareholders' equity	391,785	661,113

Off-balance-sheet managed funds	125,454	139,995

Total managed funds	517,239	801,108

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Index	86

Introduction

Changes in criteria and definition of new segments of Grupo Santander

2004 Data restated. Results

–	Group

–	Principal segments (geographical)

–	Secondary segments (by business)

2004 Data restated. Activity

–	Group

–	Principal segments (geographical)

December 2004 Data restated. Balance sheet

–	Group

–	Principal segments (geographical)

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Continental Europe. Balance Sheet as of 31.12.04	87
Euro Million

				Santander
	Total	Red SAN	Banesto	Consumer	Portugal

Loans and credits	166,828	70,018	39,105	22,632	16,067
Trading portfolio	15,877	0	2,547	2	530
Available-for-sale financial assets	18,824	1	8,160	61	9,373
Due from credit institutions	75,812	179	13,468	9,893	12,864
Intangible assets and property and equipment	3,932	1,592	1,346	400	435
Other assets	21,898	1,732	5,730	1,041	3,198
Total assets/liabilities & shareholders' equity	303,171	73,522	70,357	34,028	42,467
Customer deposits	124,744	42,653	30,432	11,592	12,526
Marketable debt securities	20,026	30	11,519	2,775	3,926
Subordinated debt	1,666	0	1,243	116	307
Insurance liabilities	6,046	0	2,395	0	2,013
Due to credit institutions	83,561	62	14,693	17,939	19,140
Other liabilities	55,253	25,220	7,745	1,123	3,242
Shareholders' equity	11,874	5,557	2,330	484	1,312
Off-balance-sheet funds	92,439	47,385	13,108	243	8,128
Mutual funds	78,394	42,141	11,399	219	5,029
Pension funds	8,322	5,243	1,327	24	946
Managed portfolios	5,724	0	383	0	2,152
Total customer funds under management	244,922	90,067	58,698	14,725	26,900

Total managed funds	395,610	120,907	83,466	34,271	50,595

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United Kingdom (Abbey). Balance Sheet as of 31.12.04	88

	million EUR	million GBP
Loans and credits	156,619	110,424
Trading portfolio	51,810	36,529
Available-for-sale financial assets	21,028	14,826
Due from credit institutions	17,846	12,583
Intangible assets and property and equipment	5,147	3,629
Other assets	19,149	13,501
Total assets/liabilities & shareholders' equity	271,598	191,490
Customer deposits	113,353	79,919
Marketable debt securities	52,333	36,898
Subordinated debt	8,707	6,139
Insurance liabilities	34,468	24,301
Due to credit institutions	26,604	18,757
Other liabilities	33,857	23,871
Shareholders' equity	2,277	1,605
Off-balance-sheet funds	14,541	10,252
Mutual funds	1,346	949
Pension funds	13,194	9,303
Managed portfolios	0	0
Total customer funds under management	223,402	157,510

Total managed funds	286,139	201,742

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Latin America. Balance Sheet as of 31.12.04 Euro Million	89

	Total	Brazil	Mexico	Chile
Loans and credits	34,585	5,686	9,801	9,985
Trading portfolio	14,304	1,564	10,603	1,541
Available-for-sale financial assets	13,873	5,417	3,656	1,262
Due from credit institutions	21,247	5,790	9,578	1,723
Intangible assets and property and equipment	1,163	360	275	266
Other assets	10,294	4,210	2,662	1,748
Total assets/liabilities & shareholders' equity	95,466	23,027	36,576	16,525
Customer deposits	45,718	6,615	16,569	9,171
Marketable debt securities	5,201	476	2,081	1,774
Subordinated debt	709	0	18	691
Insurance liabilities	1,054	631	42	27
Due to credit institutions	21,980	4,053	13,386	3,062
Other liabilities	9,023	4,695	2,072	885
Shareholders' equity	11,780	6,558	2,407	915
Off-balance-sheet funds	33,014	7,355	6,663	7,012
Mutual funds	14,385	6,973	4,072	1,921
Pension funds	13,357	0	2,591	5,091
Managed portfolios	5,272	382	0	0
Total customer funds under management	85,698	15,077	25,373	18,675

Total managed funds	128,481	30,382	43,238	23,537

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Latin America. Balance Sheet as of 31.12.04 US$ Million	90

	Total	Brazil	Mexico	Chile
Loans and credits	47,108	7,745	13,350	13,601
Trading portfolio	19,483	2,130	14,443	2,099
Available-for-sale financial assets	18,896	7,378	4,980	1,719
Due from credit institutions	28,940	7,887	13,046	2,347
Intangible assets and property and equipment	1,585	490	374	362
Other assets	14,022	5,735	3,626	2,381
Total assets/liabilities & shareholders' equity	130,034	31,365	49,820	22,509
Customer deposits	62,273	9,010	22,569	12,491
Marketable debt securities	7,085	648	2,834	2,417
Subordinated debt	966	0	25	941
Insurance liabilities	1,436	860	58	37
Due to credit institutions	29,939	5,521	18,233	4,171
Other liabilities	12,290	6,394	2,823	1,206
Shareholders' equity	16,045	8,932	3,278	1,246
Off-balance-sheet funds	44,969	10,019	9,075	9,551
Mutual funds	19,594	9,498	5,546	2,616
Pension funds	18,193	0	3,529	6,934
Managed portfolios	7,182	520	0	0
Total customer funds under management	116,729	20,536	34,561	25,437

Total managed funds	175,003	41,384	58,895	32,060

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Latin America. Balance Sheet as of 31.12.04	91
Local Currency Milllion

	Brazil	Mexico	Chile
	(BRL)	(MXN)	(CLP)

Loans and credits	20,570	149,252	7,585,837
Trading portfolio	5,658	161,465	1,170,554
Available-for-sale financial assets	19,596	55,680	959,038
Due from credit institutions	20,948	145,846	1,309,248
Intangible assets and property and equipment	1,302	4,187	201,857
Other assets	15,231	40,543	1,327,831
Total assets/liabilities & shareholders' equity	83,305	556,972	12,554,365
Customer deposits	23,930	252,316	6,967,078
Marketable debt securities	1,722	31,682	1,347,958
Subordinated debt	0	279	525,018
Insurance liabilities	2,283	643	20,726
Due to credit institutions	14,663	203,842	2,326,382
Other liabilities	16,984	31,560	672,372
Shareholders' equity	23,724	36,650	694,831
Off-balance-sheet funds	26,610	101,458	5,326,885
Mutual funds	25,228	62,002	1,459,179
Pension funds	0	39,456	3,867,705
Managed portfolios	1,382	0	0
Total customer funds under management	54,545	386,378	14,187,665

Total managed funds	109,915	658,430	17,881,250

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Financial Mngmt. and Equity Stakes. Balance Sheet as of 31.12.04	92
Euro Million

Trading portfolio	1,041
Available-for-sale financial assets	21,417
Investments in non-Group companies	3,529
Goodwill	15,025
Liquidity lent to the Group	29,888
Capital assigned to the Group	25,931
Other assets	19,297
Total assets/liabilities & shareholders' equity	116,128
REPOs	6,357
Marketable debt securities	29,355
Subordinated debt	11,096
Preferred securities	3,985
Other liabilities	34,993
Group capital and reserves	30,342
Off-balance-sheet funds	0
Mutual funds	0
Pension plans	0
Managed portfolios	0
Total customer funds under management	50,793

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Total Spain. Balance Sheet as of 31.12.04	93
Euro Million

Loans and credits	132,087
Trading portfolio	15,174
Available-for-sale financial assets	8,690
Due from credit institutions	45,395
Intangible assets and property and equipment	3,394
Other assets	17,843
Total assets/liabilities & shareholders' equity	222,583
Customer deposits	97,388
Marketable debt securities	13,897
Subordinated debt	1,243
Insurance liabilities	4,034
Due to credit institutions	46,114
Other liabilities	50,558
Shareholders' equity	9,349
Off-balance-sheet funds	84,050
Mutual funds	73,145
Pension funds	7,333
Managed portfolios	3,572
Total customer funds under management	200,611

Total managed funds	306,633

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Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid  (Spain)
Tel.: 34 91 259 65 20 – 34 91 259 65 15 – 34
91 259 65 17 – 34 91 259 65 18
Fax: 34 91 257 02 45
e-mail: investor@gruposantander.com
www.gruposantander.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: May 3, 2005	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President